EXHIBIT 6.5

                      [ECONOMIC DEVELOPMENT CAPITAL LOGO]

November 17, 1999

Mr. Kenneth A. Philips
President
Fleetclean Systems, Inc.
Highway 834 East
P.O. Box 727
Hardin, TX 77561

Re: USDA Rural Development Loan Guaranty Application

Dear Mr. Phillips:

In our telephone conversation today you mentioned that the Securities and Exchange Commission requested information regarding your USDA loan guaranty application. The following three paragraphs should provide the information:

1. After a thorough credit review of the information you submitted to our firm, we determined that your company was both eligible and qualified for the issuance of an 80% USDA Rural Development guaranty for a loan in the amount of $1,097,000 with a term of 20 years at an interest rate of Wall Street Journal Prime Rate plus 2.00%. Through our underwriting process, we have determined that your loan request meets all of the USDA requirements; therefore, the likelihood of approval of the application is very good. Also, the new federal budget, allocating funds for the USDA loan guaranty program was approved two weeks ago so there will be no funding constraints in issuing the guaranty.

2. The only further steps needed for approval of the loan guaranty request are the various underwriting reviews at the USDA local, district and state level, a process that should take about six weeks.

3. Through the USDA Rural Development program, Economic Development Capital provides commercial financing to businesses located in communities with populations up to 50,000. Our web site at "www.bandiloans.com" provides an excellent description of our company and services.

I hope that this correspondence adequately addresses the SEC's inquiry.

Sincerely,

/s/ STAN CORVIN, JR.
    Stan Corvin, Jr.
    President



                   [Economic Development Capital Letterhead]